UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 23, 2017

(Date of earliest event reported)

NY RESIDENTIAL REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4685796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 6th Floor

New York, New York 10022

(Full mailing address of principal executive offices)

(212) 692-5540

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Jesse Stein, Chief Executive Officer of NY Residential REIT, LLC (the “Company”), was quoted in a story released by GlobeSt.com on June 12, 2017. The article suggests several statements which are clarified and corrected herein.

First, the article suggests that Mr. Stein discussed an investment that the Company had already made in a preferred equity interest in a luxury development project in Chelsea. In fact, Mr. Stein was referring to a non-binding term sheet for the acquisition of such property. Mr. Stein did not intend to suggest that the Company had signed a binding contract with respect to, or had completed, any such acquisition.

Second, the article suggests that Mr. Stein stated that the Company would soon be filing an update on the results of its offering. The Company will continue to make all filings as required under Regulation A; nonetheless, the Company has not designated a specific date when the Company might release further results of the offering. Mr. Stein did not intend to suggest anything to the contrary in his discussion with GlobeSt.com.

Third, the article suggests that Mr. Stein stated that further investments were “teed up and ready to go.” This statement was only intended to refer to Mr. Stein’s ongoing cultivation of a pipeline of potential investments, not to indicate that any such investment is subject to any binding commitment or contract. The Company reserves the right in the future to announce its entry into nonbinding term sheets or letters of intent for acquisitions via press releases or other communications or filings with the Securities and Exchange Commission (the “SEC”), or to refrain from doing so, subject in all cases to compliance with applicable securities laws and regulations.

Statement Regarding Forward-Looking Information

The information above contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “intend,” “predict,” “believe” and “expect” or the negative of these terms or other comparable terminology. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in the Company’s Offering Circular, and other documents filed from time to time with the SEC.

Some factors that might cause such a difference include, but are not limited to, the following: changes in economic conditions generally and the real estate and securities markets specifically; limited ability to dispose of assets because of the relative illiquidity of real estate investments; intense competition in the real estate market that may limit the Company’s ability to attract or retain tenants or re-lease space; defaults on or non-renewal of leases by tenants; increased interest rates and operating costs; the Company’s failure to obtain necessary outside financing; decreased rental rates or increased vacancy rates; the risk associated with potential breach or expiration of a ground lease, if any; difficulties in identifying properties to purchase, and in consummating, real estate acquisitions, developments, joint ventures and dispositions; the Company’s failure to successfully operate acquired properties and operations; exposure to liability relating to environmental and health and safety matters; changes in real estate and zoning laws and increases in real property tax rates; failure of acquisitions to yield anticipated results; risks associated with breaches of the Company’s data security; the Company’s level of debt and the terms and limitations imposed on the Company by its debt agreements; the need to invest additional equity in connection with debt refinancings as a result of reduced asset values; the Company’s ability to retain the Company’s executive officers and other key personnel of the Company’s sponsor and its affiliates; the sponsor’s ability to retain and hire competent employees and appropriately staff the Company’s operations; legislative or regulatory changes impacting the Company’s business or the Company’s assets (including changes to SEC guidance related to Regulation A); changes in business conditions and the market value of the Company’s assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if the Company’s investments fail to perform as expected; the Company’s ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by the sponsor; the Company’s success in causing its shares to become either (a) listed on the NASDAQ or NYSE, or (b) quoted with the OTC; the Company’s compliance with applicable local, state and federal laws, the Investment Company Act of 1940, as amended, and other laws; and changes to generally accepted accounting principles. Given these uncertainties, the Company cautions you not to place undue reliance on such statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NY Residential REIT, LLC a Delaware limited liability company

By:	/s/ Jesse Stein
Name:	Jesse Stein
Its:	Chief Executive Officer
Date:	June 23, 2017